Exhibit 99(a)(5)(D)

Genie Energy Ltd. Announces Extension of Exchange Offer

NEWARK, NJ — September 19, 2012:  Genie Energy Ltd., (NYSE: GNE) announced that the expiration date for its pending exchange offer of up to 8,750,000 shares of Class B Common Stock for shares of Series 2012-A Preferred Stock on a one for one basis, has been extended to Wednesday, October 10, 2012 at 5:00 p.m., New York City time. On the expiration date, all validly tendered shares of Genie Class B Common Stock not previously withdrawn will be accepted for exchange pursuant to the terms of the exchange offer.

Genie also announced that it filed an amended Schedule TO, including a revised Offer to Exchange disclosure document, to address comments received from the Staff of the Securities and Exchange Commission, and other clarifications to the disclosure that will be sent to holders of its Class B Common Stock.  The revised Offer to Exchange can also be obtained free of charge from the Securities and Exchange Commission at its website (www.sec.gov), upon request to Genie Energy Ltd., 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3838 or by sending an email to invest@genie.com and through the investor’s page of the Company’s website at www.genie.com/investors.

Genie has been advised that, as of 5:00 p.m. New York City time on September 18, 2012, 1,111,354 shares of Class B Common Stock had been tendered for exchange.

Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to exchange nor the solicitation of an offer to tender any shares. The exchange offer is made solely by the definitive Offer to Exchange, related Letter of Transmittal and other related documents. Each holder of our Class B Common Stock is urged to consult their tax advisor as to the particular tax consequences of the exchange offer to such stockholder. The materials have been included as exhibits to Genie’s exchange offer statement on Schedule TO, which was filed with the Securities and Exchange Commission. These exchange offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov).

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shale and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com